Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 17 DATED MARCH 22, 2012
TO THE PROSPECTUS DATED APRIL 25, 2011
This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 25, 2011, as supplemented by supplement no. 1 dated April 25, 2011, supplement no. 2 dated April 25, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 29, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated September 30, 2011, supplement no. 7 dated October 4, 2011, supplement no. 8 dated October 24, 2011, supplement no. 9 dated November 8, 2011, supplement no. 10 dated January 4, 2012, supplement no. 11 dated January 25, 2012, supplement no. 12 dated February 9, 2012, supplement no. 13 dated February 14, 2012, supplement no. 14 dated February 17, 2012, supplement no. 15 dated March 8, 2012 and supplement no. 16 dated March 14, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose an additional deposit under the purchase and sale agreement and the related financing of The Residence at Waterstone.
Probable Real Estate Investment and Related Financing
The Residence at Waterstone
On February 16, 2012, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement with Avalon Village Green Associates, LLC (the "Seller") to purchase an apartment complex, containing 255 apartment units located on approximately 25.2 acres of land in Pikesville, Maryland (“The Residence at Waterstone”).  The Seller is not affiliated with us or our advisors. In connection with the purchase and sale agreement, on February 17, 2012, we made an initial deposit of $500,000. On March 19, 2012, we made an additional deposit of $1.5 million under the purchase and sale agreement. Pursuant to the purchase and sale agreement, we would be obligated to purchase The Residence at Waterstone only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition without legal excuse, we may forfeit up to $2.0 million of earnest money.
 On March 19, 2012, in anticipation of our acquisition of The Residence at Waterstone, we, through an indirect wholly-owned subsidiary (the “Borrower”), applied for a seven-year $47.9 million mortgage loan (the “The Residence at Waterstone Mortgage Loan”) with CBRE Capital Markets, Inc.  On March 19, 2012, the Borrower also entered into an early-rate lock application and secured an interest rate of 3.79%.  In connection with the early-rate lock application, the Borrower submitted a good faith deposit of $958,000, which amount will be refundable upon closing of the loan.  Payments under The Residence at Waterstone Mortgage Loan will be interest-only for the first two years of the loan followed by payments of interest and principal with principal calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity. There can be no assurance that we will close on The Residence at Waterstone Mortgage Loan.

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